SECUR 04001731 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37779

RECEIVED FEB 27 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 158

VF 3-4-04

80 3/16/04

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TEL-EFFECTIVE SECURITIES, INC. dba MARY MORTENSON FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 WEST I STREET
(No. and Street)

ENCINITAS, CA 92024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY MORTENSON (760)633-3339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY R. MILLER, CPA
(Name – *if individual, state last, first, middle name*)

1012 SECOND STREET, SUITE 200 ENCINITAS, CA 92024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARY R. MORTENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEL-EFFECTIVE SECURITIES, INC. dba MARY MORTENSON FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary R. Mortenson
Signature

Owner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of CALIFORNIA

County of San Diego } ss.

Subscribed and sworn to (or affirmed) before me this 25th (Date) day of February (Month), 2004 (Year), by

(1) Mary R. Mortenson
Name of Signer(s)

(2) ______________________.
Name of Signer(s)

ELIZABETH ETIENNE
Commission # 1328841
Notary Public - California
San Diego County
My Comm. Expires Dec 5, 2005

Elizabeth Etienne
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: USSEC Annual Audited Report

Document Date: 1/1/03 - 12/31/03 Number of Pages: 20

Signer(s) Other Than Named Above: ______________________

____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: MARY MORTENSON FINANCIAL SERVI [0013]

SEC File Number: 8- 37779 [0014]

Address of Principal Place of Business: 343 W. "I" STREET [0020]

ENCINITAS [0021] CA [0022] 92024 [0023]

Firm ID: 19933 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: MARY R. MORTENSON [0030] Phone: 760-633-3339 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

SEE NOTES TO FINANCIAL STATEMENTS

MILLER & WILLITS ACCOUNTANTS, INC.

A Professional Corporation

MEMBER

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

1012 SECOND ST., SUITE 200
ENCINITAS, CALIFORNIA 92024

760-943-2323
FAX 760-943-2329

February 25, 2004

Tel-Effective Securities, Inc. dba
Mary Mortenson Financial Services, Inc.
343 West I Street
Encinitas, California 92024

We have audited the accompanying Statement of Financial Condition—Statutory Basis—of Tel-Effective Securities, Inc. dba Mary Mortenson Financial Services, Inc. as of December 31, 2003, and the related Statements of Computation of Capital—Statutory Basis, Computation of Basic Capital Requirement—Statutory Basis, Statement of Income—Statutory Basis, Statement of Changes in Ownership Equity—Statutory Basis, and Statement of Cash Flows for the year then ended. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

These financial statements were prepared in a format prescribed by Section 15 of the Securities Exchange Act of 1934. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and Other Supplemental Information is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tel-Effective Securities, Inc. dba Mary Mortenson Financial Services, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MILLER & WILLITS ACCOUNTANTS, INC.

Miller & Willits Accountants, Inc.

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	6133. [0200]		6133. [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost 3300. [0130]			
	B. At estimated fair value	[0440]	3300. [0610]	3300. [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

SEE NOTES TO FINANCIAL STATEMENTS

	[0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets Prepaid Tax	[0535]	860. [0735]	860. [0930]
12.	**TOTAL ASSETS**	6133. [0540]	4160. [0740]	10293. [0940]

SEE NOTES TO FINANCIAL STATEMENTS

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

SEE NOTES TO FINANCIAL STATEMENTS

	2. Includes equity subordination (15c3-1(d)) of ____ [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ____ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	10000. [1792]
	C.	Additional paid-in capital	44996. [1793]
	D.	Retained earnings	(44703.) [1794]
	E.	Total	10293. [1795]
	F.	Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**		10293. [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**		10293. [1810]

SEE NOTES TO FINANCIAL STATEMENTS

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	6301. [3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		584. [3995]
9.	Total revenue		6885. [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses			882. [4195]
15.	Other expenses			5050. [4100]
16.	Total expenses			5932. [4200]

NET INCOME

SEE NOTES TO FINANCIAL STATEMENTS

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		953. [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		953. [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	(3601.) [4211]

SEE NOTES TO FINANCIAL STATEMENTS

TEL-EFFECTIVE SECURITIES, INC. dba
MARY MORTENSON FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	$ 893
INCREASE IN PREPAID EXPENSES	(800)
NET DECREASE IN CASH AND CASH EQUIVALENTS	93
CASH AND EQUIVALENTS - JANUARY 1, 2003	6,040
CASH AND EQUIVALENTS - DECEMBER 31, 2003	$ 6,133

SEE NOTES TO FINANCIAL STATEMENTS

Tel-Effective Securities, Inc. dba
Mary Mortenson Financial Services, Inc.
Notes to Financial Statements
December 31, 2003

Note 1 – General

The Company is a non-clearing, no holdings broker. It collects commissions on the sale of securities.

Note 2 – Summary of Significant Accounting Policies

The Company prepares its financial statements on the accrual basis of accounting. There were no accruals necessary at year end.

The Company is registered to do business in the State of Delaware and operates out of California. It files the necessary reports with both states and pays franchise tax to both. For Federal income tax purposes, the Company has a net operating loss carryforward of $34,982 to be applied against income in future years.

TEL-EFFECTIVE SECURITIES, INC.

DECEMBER 31, 2003

ADDITIONAL INFORMATION

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

SEE NOTES TO FINANCIAL STATEMENTS

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		10293. [3480]
2. Deduct ownership equity not allowable for Net Capital		[3490]
3. Total ownership equity qualified for Net Capital		10293. [3500]
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
B. Other (deductions) or allowable credits (List)		
[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities		10293. [3530]
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	4160. [3540]	
B. Secured demand note deficiency	[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
D. Other deductions and/or charges	[3610]	(4160.) [3620]
7. Other additions and/or credits (List)		
[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions		6133. [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments	[3660]	
B. Subordinated securities borrowings	[3670]	
C. Trading and investment securities:		
1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	[3734]	

SEE NOTES TO FINANCIAL STATEMENTS

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			6133. [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	1133. [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	6133. [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% [3850]

SEE NOTES TO FINANCIAL STATEMENTS

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0. [3860]

SEE NOTES TO FINANCIAL STATEMENTS

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

SEE NOTES TO FINANCIAL STATEMENTS

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			9340. [4240]
	A.	Net income (loss)		953. [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			10293. [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

SEE NOTES TO FINANCIAL STATEMENTS

MILLER & WILLITS ACCOUNTANTS, INC.
A Professional Corporation

MEMBER

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

1012 SECOND ST., SUITE 200
ENCINITAS, CALIFORNIA 92024

760-943-2323
FAX 760-943-2329

Board of Directors
Tel-Effective Securities, Inc. dba
Mary Mortenson Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Tel-Effective Securities, Inc., dba Mary Mortenson Financial Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute

of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (*Designated self-regulatory organization*), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Miller & Willits Accountants, Inc.

Miller & Willits Accountants, Inc.
Encinitas, California
February 25, 2004

TEL-EFFECTIVE SECURITIES, INC. dba
MARY MORTENSON FINANCIAL SERVICES, INC.
OTHER SUPPLEMENTAL INFORMATION
DECEMBER 31, 2003

Because Tel-Effective Securities, Inc. dba Mary Mortenson Financial Services, Inc. is a non-clearing broker with no holdings, the financial statements do not encompass the information necessary to prepare the following reports and statements:

** Computation of Reserve Requirements pursuant to Rule 15c3-3

** Information relating to Possession or Control Requirements under Rule 15c3-3

** A reconciliation pursuant to Rule 17a-5(d)(4)

** A Supplemental Report pursuant to Rule 17a-5(d)(4)

COMPUTATION OF NET CAPITAL

There were no differences between the auditee's computation of net capital and the amount calculated per the audited financial statements.